UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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In the Matter of                              *
                                                      *
ENTERGY CORPORATION       *             CERTIFICATE
                                                      *             PURSUANT TO RULE 24
File No. 70-9723                           *
                                                      *
(Public Utility Holding Company     *
Act of 1935)                                  *
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Pursuant to Rule 24 promulgated by the Securities and Exchange Commission ("SEC") under the Public Utility Holding Company Act of 1935, as amended ("Act"), as modified by the application-declaration in the above referenced file (the "Application Declaration") and the related order dated January 5, 2001 ("January 2001 Order"), this is to certify that no transactions were carried out during the period commencing April 1, 2003 and ending June 30, 2003 by Entergy Corporation and its Nonutility Companies1, pursuant to the authorization of the SEC under the January 2001 Order.

IN WITNESS WHEREOF, the undersigned company has caused this certificate to be filed this 19th day of August, 2003.

ENTERGY CORPORATION

By: /s/ Nathan E. Langston
Nathan E. Langston
Senior Vice President and Chief Accounting Officer

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1  Nonutility Companies are defined in the Application Declaration as New Subsidiaries, "exempt wholesale generators" ("EWGs"), "foreign utility companies ("FUCOs"), "exempt telecommunications companies" ("ETCs"), Rule 58 Companies and other non-utility subsidiaries of Entergy (including EPMC and O&M Subs) which Entergy is authorized or by rule permitted to acquire and own.